Filed by Symantec Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: VERITAS Software Corporation
Commission File No.: 000-26247

The following is a Form 8-K filed by Symantec on January 19, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2005

SYMANTEC CORPORATION

(Exact name of the Registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

000-17781	77-0181864
(Commission	(IRS Employer Identification No.)
File Number)

20330 Stevens Creek Blvd., Cupertino, CA	95014

(Address of principal executive offices)	(Zip code)

(408) 517-8000

(The Registrant’s telephone number)

(Former name or former address, if changed since last report)

     Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02: RESULTS OF OPERATIONS AND FINANCIAL CONDITION
ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
EXHIBIT INDEX

ITEM 2.02: RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     On January 19, 2005, Symantec Corporation (the “Registrant”) issued a press release announcing results for the fiscal quarter ended December 31, 2004. A copy of the press release is attached as Exhibit 99.1. The information in this report shall not be deemed to be “filed” for purposes of Section 18 of, or otherwise regarded as filed under, the Securities Exchange Act of 1934, as amended. Unless expressly incorporated into a filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, made after the date hereof, the information contained herein shall not be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Additional Information and Where to Find It

     Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

     Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

ITEM 9.01: FINANCIAL STATEMENTS AND EXHIBITS.

(c) Exhibits.

Exhibit No.	Description
99.1	Press release issued by Symantec Corporation dated January 19, 2005.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2005	SYMANTEC CORPORATION

By: /s/ Arthur F. Courville

Arthur F. Courville
Senior Vice President and General Counsel

EXHIBIT INDEX

99.1   Press release issued by Symantec Corporation dated January 19, 2005.

Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

MEDIA CONTACT:	INVESTOR CONTACT:
Melissa Martin Symantec Corporation 408-517-8475 Melissa_martin@symantec.com	Helyn Corcos Symantec Corporation 408-517-8324 Hcorcos@symantec.com

SYMANTEC REPORTS RECORD REVENUE AND EARNINGS IN FISCAL THIRD QUARTER

Large Enterprise Transactions and International Performance Drive Results

CUPERTINO, Calif. – Jan. 19, 2005 – Symantec Corp. (Nasdaq:SYMC), the global leader in information security, today reported results for its fiscal third quarter ended Dec. 31, 2004. Symantec posted revenue for the quarter of $695 million, a 41 percent increase compared to $494 million for the same quarter last year, driven by strong performance in all business segments.

GAAP Results: Net income for the fiscal third quarter was $164 million, compared to $111 million for the same quarter last year. Earnings per share was $0.22, a 38 percent increase compared to earnings per share of $0.16 for the year-ago quarter.

Non-GAAP Results: Non-GAAP net income for the fiscal third quarter was $175 million, compared to $120 million for the same quarter last year. Non-GAAP earnings per share was $0.24, a 41 percent increase compared to earnings per share of $0.17 for the year-ago quarter. Non-GAAP results, as outlined in the attached consolidated statements and related reconciliation, exclude amortization of other intangibles from acquisitions, amortization of deferred stock-based compensation, acquired in-process research and development, restructuring charges, and patent settlement charges as well as related income tax benefits. See “Use of Non-GAAP Financial Information” below.

“All business segments had strong double digit growth as customers continue to turn to Symantec to manage the integrity of their information assets,” said John W. Thompson, Symantec chairman and CEO. “Solid online business, a record number of large enterprise transactions, both in size and number, and incredible international performance underpinned our success in the quarter.”

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

Revenue Components

For the quarter, Symantec’s worldwide enterprise business, including enterprise security, enterprise administration, and services, represented 48 percent of total revenue and grew 33 percent year-over-year. Symantec’s enterprise security business represented 35 percent of total revenue and grew 29 percent; the enterprise administration business represented 11 percent of total revenue and grew 46 percent; and the services business represented 2 percent of total revenue and grew 37 percent. Symantec’s consumer business represented 52 percent of total revenue and grew 49 percent.

International revenues represented 54 percent of total revenue in the third quarter and grew 41 percent over the same quarter last year. The Americas, including the United States, Latin America, and Canada, represented 51 percent of total revenue and grew 39 percent. The Europe, Middle East and Africa region represented 35 percent of total revenue and grew 39 percent. Japan/Asia Pacific represented 14 percent of total revenue and grew 53 percent.

Business Outlook

Symantec is providing forward-looking guidance for the fiscal fourth quarter ending April 1, 2005, as follows:

•	Revenue is estimated between $690 million and $710 million.

•	At the mid-point of revenue guidance, GAAP earnings per share is estimated to be $0.23.

•	At the mid-point of revenue guidance, non-GAAP earnings per share is estimated to be $0.24.

Symantec is raising forward-looking guidance for fiscal year 2005 ending April 1, 2005, as follows:

•	Revenue is estimated to be $2.570 billion.

•	Deferred revenue is expected to be approximately $1.35 billion based on the mid-point of fiscal fourth quarter revenue guidance.

•	GAAP earnings per share is estimated at $0.80.

•	Non-GAAP earnings per share is estimated at $0.86.

Non-GAAP earnings per share guidance excludes the pre-tax amortization of other intangibles from acquisitions, amortization of deferred stock-based compensation, acquired in-process research and development and restructuring charges of approximately $14 million and $64 million for the fiscal quarter and year ending April 1, 2005, respectively.

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

Quarterly Highlights

•	During the quarter the total number of transactions worldwide worth more than $100,000 each was 410, including 122 worth more than $300,000 and 25 worth more than $1 million each. Overall, 132 more large enterprise transactions were generated compared to the year-ago quarter.

•	Symantec signed new or extended agreements with customers including CIGNA, an employee benefits company; EarthLink, one of the nation’s leading Internet service providers; SAS, the leader in business intelligence; AgriBank, FCB, a financial intermediary providing wholesale funds and services; APAC Customer Services, Inc., a leading provider of customer interaction solutions; HDR, an architectural, engineering, and consulting firm; Andrew Corporation, a global communications equipment and systems supplier; APL, a global container transportation company; Alcan, a global leader in aluminum and packaging, as well as aluminum recycling; Select Medical Corporation, a leading operator of specialty hospitals in the United States; Northeastern Regional Information Center (NERIC), a department of the New York Capital Regional Board of Cooperative Educational Services; Capital Health, Canada’s largest integrated academic health region, providing complete health services to 1.6 million residents across central and northern Alberta; and West Virginia University.

•	International customers from the quarter included Wipro, a leading IT solutions and services provider in application development, system integration, product implementation and consulting services; SOLVAY S.A., an international chemical and pharmaceutical group with headquarters in Brussels; Dexia Groupe, the second largest financial group in Belgium; Belgacom, the leading Internet service provider and operator in Belgium; Ballast Nedam, one of the largest construction companies in The Netherlands; Swift, a financial industry-owned co-operative supplying secure, standardized messaging services and interface software; Telstra, Australia’s leading telecommunications and information services company; GLOBO.COM, the leading video and broadband provider in Brazil; and HypoVereinsbank AG, the second largest quoted bank in Germany.

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

Conference Call

Symantec has scheduled a conference call for 5 p.m. ET/2 p.m. PT today to discuss fiscal third quarter 2005 results, and to review guidance for the fiscal fourth quarter and fiscal year 2005. Interested parties may access the conference call on the Internet at http://www.symantec.com/invest/index.html. To listen to the live call, please go to the Web site at least 15 minutes early to register, download, and install any necessary audio software. A replay and script of our officers’ remarks will be available on the investor relations’ home page shortly after the call is completed.

About Symantec

Symantec is the global leader in information security providing a broad range of software, appliances and services designed to help individuals, small and mid-sized businesses, and large enterprises secure and manage their IT infrastructure. Symantec’s Norton brand of products is the worldwide leader in consumer security and problem-solving solutions. Headquartered in Cupertino, Calif., Symantec has operations in more than 35 countries. More information is available at http://www.symantec.com.

###

NOTE TO EDITORS: If you would like additional information on Symantec Corporation and its products, please view the Symantec Press Center at http://www.symantec.com/PressCenter/ on Symantec’s Web site. All prices noted are in US dollars and are valid only in the United States.

Symantec and the Symantec logo are trademarks or registered trademarks, in the United States and certain other countries, of Symantec Corporation. Additional company and product names may be trademarks or registered trademarks of the individual companies and are respectfully acknowledged.

FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements, including forecasts of future revenue, deferred revenue and GAAP and non-GAAP earnings per share, expected industry patterns, and other financial and business results that involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this press release. Such risk factors include, among others: the sustainability of recent growth rates, particularly in consumer products; the anticipation of the growth of certain market segments, particularly enterprise security; the positioning of Symantec’s products in those segments; the competitive environment in the software industry; general market conditions; fluctuations in currency exchange rates; changes to operating systems and product strategy by vendors of operating systems; and whether Symantec can successfully develop new products and integrate acquired businesses, and the degree to which these products and businesses gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this press release. Additional information concerning these and other risk factors is contained in the Risk Factors sections of Symantec’s recently filed Form 10-Q. Symantec assumes no obligation to update any forward-looking information contained in this press release.

USE OF NON-GAAP FINANCIAL INFORMATION: In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Symantec reports non-GAAP financial results. Non-GAAP net income and earnings per share exclude acquisition related charges, such as amortization of other intangibles, amortization of deferred stock-based compensation and in-process research and development, and certain other identified charges, such as restructuring and patent settlement, as well as the tax effect of these items. Symantec’s management believes these non-GAAP measures are useful to investors because they provide supplemental information that facilitates comparisons to prior periods. Management uses these non-GAAP measures to evaluate its financial results, develop budgets and manage expenditures. The method Symantec uses to produce non-GAAP results is not computed according to GAAP, is likely to differ from the methods used by other companies and should not be regarded as a replacement for corresponding GAAP measures. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to the comparable GAAP results, which is attached to this release and can also be found on the investor relations Web site at www.symantec.com/invest/center.html.

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS Software. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS Software by contacting VERITAS Software Investor Relations at 650-527-4523.

Symantec, VERITAS Software and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS Software in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS Software described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS Software is also included in VERITAS Software’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS Software as described above.

###

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

SYMANTEC CORPORATION

GAAP Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands, except per share data; unaudited)	2004	2003	2004	2003
Net revenues	$695,224	$493,905	$1,870,171	$1,313,694
Cost of revenues	121,498	87,608	330,978	229,996

Gross profit	573,726	406,297	1,539,193	1,083,698
Operating expenses:
Research and development	85,289	61,885	241,989	182,086
Sales and marketing	226,577	167,014	616,395	464,556
General and administrative	29,910	21,712	81,773	69,258
Amortization of other intangibles from acquisitions	1,622	628	3,656	2,175
Amortization of deferred stock-based compensation	1,041	—	1,680	—
Acquired in-process research and development	1,218	1,600	3,480	2,600
Restructuring, site closures and other	—	(126)	2,776	444
Patent settlement	—	—	—	13,917

Total operating expenses	345,657	252,713	951,749	735,036
Operating income	228,069	153,584	587,444	348,662
Interest income	13,340	9,184	33,516	28,088
Interest expense	(1,741)	(5,291)	(12,323)	(15,873)
Income, net of expense, from sale of technologies and product lines	—	5,215	—	9,541
Other income, net	14	618	999	580

Income before income taxes	239,682	163,310	609,636	370,998
Provision for income taxes	76,105	51,834	193,159	117,308

Net income	$163,577	$111,476	$416,477	$253,690

Net income per share – diluted*	$0.22	$0.16	$0.58	$0.37

Shares used to compute net income per share – diluted*	742,446	724,358	738,053	713,534

* Share and per share amounts for the three and nine months ended December 31, 2003 retroactively reflect the two-for-one stock split effected as a stock dividend, which occurred on November 19, 2004. For the three and nine months ended December 31, 2004 and 2003, diluted net income per share is calculated using the if-converted method. Under this method, the numerator excludes the interest expense from the 3% convertible subordinated notes, net of income tax, of $1.2 million and $3.6 million for the three months ended December 31, 2004 and 2003, respectively, and $8.4 million and $10.8 million for the nine months ended December 31, 2004 and 2003, respectively, and the denominator includes shares issuable from the assumed conversion of the 3% convertible subordinated notes.

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

SYMANTEC CORPORATION

Non-GAAP Consolidated Statements of Income

Non-GAAP amounts exclude all acquisition related amortization of intangibles and amortization of deferred stock-based compensation, acquired IPR&D, patent settlement and restructuring charges.

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands, except per share data; unaudited)	2004	2003	2004	2003
Net revenues	$695,224	$493,905	$1,870,171	$1,313,694
Cost of revenues	108,163	77,030	293,189	200,413

Gross profit	587,061	416,875	1,576,982	1,113,281
Operating expenses:
Research and development	85,289	61,885	241,989	182,086
Sales and marketing	226,577	167,014	616,395	464,556
General and administrative	29,910	21,712	81,773	69,258

Total operating expenses	341,776	250,611	940,157	715,900
Operating income	245,285	166,264	636,825	397,381
Interest income	13,340	9,184	33,516	28,088
Interest expense	(1,741)	(5,291)	(12,323)	(15,873)
Income, net of expense, from sale of technologies and product lines	—	5,215	—	9,541
Other income, net	14	618	999	580

Income before income taxes	256,898	175,990	659,017	419,717
Provision for income taxes	82,207	56,317	210,885	134,309

Net income	$174,691	$119,673	$448,132	$285,408

Net income per share – diluted*	$0.24	$0.17	$0.62	$0.42

Shares used to compute net income per share – diluted*	742,446	724,358	738,053	713,534

* Share and per share amounts for the three and nine months ended December 31, 2003 retroactively reflect the two-for-one stock split effected as a stock dividend, which occurred on November 19, 2004. For the three and nine months ended December 31, 2004 and 2003, diluted net income per share is calculated using the if-converted method. Under this method, the numerator excludes the interest expense from the 3% convertible subordinated notes, net of income tax, of $1.2 million and $3.6 million for the three months ended December 31, 2004 and 2003, respectively, and $8.4 million and $10.8 million for the nine months ended December 31, 2004 and 2003, respectively, and the denominator includes shares issuable from the assumed conversion of the 3% convertible subordinated notes.

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

SYMANTEC CORPORATION

Reconciliation of Non-GAAP Gross Profit, Operating Expenses and Consolidated Statements of Income to the GAAP Gross Profit, Operating Expenses and Consolidated Statements of Income

	Three Months Ended		Nine Months Ended
	December 31,		December 31,
(In thousands, except per share data; unaudited)	2004	2003	2004	2003
Non-GAAP gross profit	$587,061	$416,875	$1,576,982	$1,113,281
Cost of revenues:
Amortization of acquired product rights	(13,335)	(10,578)	(37,789)	(29,583)

GAAP gross profit	$573,726	$406,297	$1,539,193	$1,083,698

Non-GAAP operating expenses	$341,776	$250,611	$940,157	$715,900
Operating expenses:
Amortization of other intangibles from acquisitions	1,622	628	3,656	2,175
Amortization of deferred stock-based compensation	1,041	—	1,680	—
Acquired in-process research and development	1,218	1,600	3,480	2,600
Restructuring, site closures and other	—	(126)	2,776	444
Patent settlement	—	—	—	13,917

Total operating expenses	3,881	2,102	11,592	19,136
GAAP operating expenses	$345,657	$252,713	$951,749	$735,036

Non-GAAP net income	$174,691	$119,673	$448,132	$285,408
Cost of revenues	(13,335)	(10,578)	(37,789)	(29,583)
Operating expenses	(3,881)	(2,102)	(11,592)	(19,136)
Income tax benefit	6,102	4,483	17,726	17,001

GAAP net income	$163,577	$111,476	$416,477	$253,690

Non-GAAP and GAAP net income per share — diluted
Non-GAAP net income per share – diluted	$0.24	$0.17	$0.62	$0.42

GAAP net income per share – diluted	$0.22	$0.16	$0.58	$0.37

Shares used to compute net income per share – diluted	742,446	724,358	738,053	713,534

(More)

Symantec Reports Record Revenue and Earnings in Fiscal Third Quarter

SYMANTEC CORPORATION

Consolidated Balance Sheets

	December 31,	March 31,
(In thousands; unaudited)	2004	2004
ASSETS
Current assets:
Cash and cash equivalents	$2,944,002	$2,410,331
Trade accounts receivable, net	324,488	259,152
Inventories	21,884	15,134
Current deferred income taxes	141,105	98,438
Other current assets	65,801	59,079

Total current assets	3,497,280	2,842,134
Property and equipment, net	386,092	378,367
Acquired product rights, net	138,014	120,938
Goodwill	1,386,851	1,080,759
Other long-term assets	48,904	34,300

	$5,457,141	$4,456,498

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$82,874	$71,654
Accrued compensation and benefits	116,214	116,770
Current deferred revenue	1,181,350	878,716
Other accrued expenses	88,068	92,595
Income taxes payable	190,132	127,305

Total current liabilities	1,658,638	1,287,040
Convertible subordinated notes	—	599,987
Long-term deferred revenue	112,623	92,481
Long-term deferred tax liabilities	53,014	44,750
Other long-term obligations	5,153	6,032
Stockholders’ equity:
Common stock	7,078	3,119
Capital in excess of par value	2,372,144	1,573,466
Accumulated other comprehensive income	256,247	125,484
Deferred stock-based compensation	(10,878)	—
Retained earnings	1,003,122	724,139

Total stockholders’ equity	3,627,713	2,426,208

	$5,457,141	$4,456,498

###